SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PINNACLE FOODS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72348P104

(CUSIP Number)

The Hillshire Brands Company

400 South Jefferson Street

Chicago, IL 60607

Attn: General Counsel

(312) 614-7962

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, IL 60606

Attn: Rodd M. Schreiber, Esq.

(312) 407-0700

June 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l(e), §240.13d-l(f) or §240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291005106

1.	Name of Reporting Person The Hillshire Brands Company I.R.S. Identification Nos. of above persons (entities only) 36-2089049
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (“Amendment No. 1”) is being filed with the Securities and Exchange Commission (the “SEC”) by The Hillshire Brands Company (“Parent” or the “Reporting Person”), and it hereby amends the Schedule 13D originally filed on May 22, 2014 with the SEC (the “Statement”). All capitalized terms used herein but not defined shall have the meaning set forth in the Statement.

Item 4. Purpose of the Transaction

Item 4(a)-(j) of the Statement is amended and supplemented by adding the following at the end thereof:

On June 30, 2014, the Company delivered to Parent a written notice of termination of the Merger Agreement in accordance with Section 7.1(c)(i)(A) thereof. As a result of the termination of the Merger Agreement, the Voting Agreement automatically terminated pursuant to its terms and is of no further force or effect. By reason of the termination of the Merger Agreement and the resulting termination of the Voting Agreement, the Reporting Person no longer may be deemed to have shared beneficial ownership of the 59,974,145 Shares owned by the Stockholders. The preceding summary is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibit 1 and 2 to the Statement and are incorporated by reference herein.

Item 5. Interests in Securities of the Issuer

Item 5(e) of the Statement is amended and restated as follows:

(e) On June 30, 2014, by reason of the termination of the Merger Agreement and the resulting termination of the Voting Agreement, the Reporting Person ceased to be the beneficial owner of any Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2014

The Hillshire Brands Company

By:	/s/ Kent B. Magill
	Name:	Kent B. Magill
	Title:	Executive Vice President, General Counsel and Corporate Secretary

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